FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

20 November 2009

PT BANK EKONOMI RAHARJA TBK

RESULTS FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2009 - HIGHLIGHTS

•

       ·    Profit before tax for the nine months to 30 September 2009 was IDR359 billion (US$33 million), an increase of 55 per cent compared with IDR231 billion (US$25 million) for the same period in 2008.

·    Operating income of IDR731 billion (US$68 million) for the nine months to 30 September 2009 increased by IDR192 billion (US$18 million), or 36 per cent, compared with the same period in 2008.

·    Allowance for losses on loans and financing in the nine months to 30 September 2009 was IDR47 billion (US$4 million) compared with IDR52 billion (US$6 million) for the same period in 2008.

 ·    The cost:efficiency ratio for the nine months to 30 September improved to 45 per cent from 48 per cent for the same period in 2008.

 ·    Total assets of IDR21.2 trillion (US$2.2 billion) increased by IDR4 trillion (US$0.4 billion), or 23 per cent at 30 September 2009 compared with IDR17.2 trillion (US$1.8 billion) at 30 September 2008.

 ·    The core capital ratio increased to 19 per cent at 30 September 2009 compared with 12 per cent at 30 September 2008.

Commentary

Bank Ekonomi reported profit before tax of IDR359 billion (US$33 million) for the nine months to 30 September 2009, an increase of 55 per cent on the same period in 2008.

Net interest income for the nine months to 30 September 2009 increased by 36 per cent, or IDR176 billion (US$16 million), to IDR660 billion (US$62 million). This was driven by higher yields.

Non interest income for the nine months to 30 September 2009 increased to IDR74 billion (US$7 million) up 34 per cent or IDR19 billion (US$1.7 million) compared to the same period in 2008. This mainly resulted from an increase in fees from treasury product and gain on foreign exchange of IDR11 billion (US$1 million), increase in account service fees of IDR2 billion (US$0.2 million), and a gain on the sale of fixed assets of IDR6 billion (US$0.6 million)

Operating expenses for the third quarter of 2009 were IDR375 billion (US$35 million), an increase of 21 per cent or IDR66 billion (US$6 million) compared to the same period in 2008. This was primarily due to increased staff costs and general and administrative expenses.

The cost: efficiency ratio for the nine months to 30 September 2009 improved to 45 per cent from 48 per cent in the same period in 2008 as income improved significantly over expense growth. The improvement in income was due to higher interest income as a result of higher yields.

The allowance for losses on loans and financing for the nine months to 30 September 2009 decreased to IDR47 billion (US$4 million) compared with IDR52 billion (US$6 million) for the same period in 2008. The decrease reflects the lower balances of customer loans and advances.

Total assets at 30 September 2009 increased by IDR4 trillion (US$0.4 billion), or 23 per cent, compared to 30 September 2008. Customer loans and advances of IDR8.6 trillion (US$0.9 billion) decreased by IDR962 billion (US$ 0.1 billion) or 10 per cent. This was due to lower trade and working capital financing activities. Customer deposits at 30 September 2009 rose to IDR18.6 trillion (US$1.9 billion) from IDR15.2 trillion (US$1.6 billion) for the same period in 2008.

Media enquiries to Lenggono S Hadi at lenggono.hadi@bankekonomi.co.id

Notes to editors:

1. Accounting standards

The figures quoted above have been prepared by PT Bank Ekonomi Raharja Tbk in accordance with the applicable approved accounting standards issued by the Indonesian Accounting Standards Board.

2. PT Bank Ekonomi Raharja Tbk (Bank Ekonomi)

Bank Ekonomi is a provider of commercial banking services in Indonesia with over 2,400 staff, 94 outlets and assets of approximately IDR21 trillion (US$2.2 billion) based on Indonesian GAAP at 30 September 2009. Bank Ekonomi was established in 1989 and is listed on the Indonesian stock exchange.

3. HSBC in Indonesia

HSBC has operated in Indonesia since 1884 and has 115 outlets spread across 10 major cities. HSBC is a leading provider of personal financial services, corporate and commercial banking, institutional banking, treasury capital markets and Amanah Syariah services in Indonesia. HSBC in Indonesia delivered profit before tax of US$80 million in the half year to 30 June 2009.

4. HSBC Holdings plc

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 20 November, 2009